Exhibit 22.1

List of Guarantor Subsidiaries

The following subsidiaries of Antero Resources Corporation (the “Company”) were, as of September 30, 2020, guarantors of the Company’s 5.375% senior notes due 2021, 5.125% senior notes due 2022, 5.625% senior notes due 2023, 5.00% senior notes due 2025 and 4.25% convertible senior notes due 2026.

Guarantor	Jurisdiction of Organization
Monroe Pipeline LLC	Delaware
Antero Subsidiary Holdings LLC	Delaware
Antero Minerals LLC	Delaware
MU Marketing LLC	Delaware